SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 10, 2019

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Ms. Mara Ransom

Ms. Jennifer López-Molina

Ms. Jennifer Thompson

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yunji Inc.
Registration Statement on Form F-1
CIK No. 0001759614

Dear Ms. Mara Ransom, Ms. Jennifer López-Molina, Ms. Jennifer Thompson and Ms. Myra Moosariparambil:

On behalf of our client, Yunji Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 5, 2019. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

Securities and Exchange Commission

April 10, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on March 21, 2019, as well as two copies of the filed exhibits.

In addition, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about April 19, 2019 and launch the road show in connection with the offering shortly thereafter. The Company would greatly appreciate the Staff’s prompt feedback to this filing.

Risk Factors

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 59

1.

We note your revised disclosure in response to comment 5. Please remove the reference to “substantive” provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Capitalization, page 68

2.

Please provide us with your calculation of “Total mezzanine equity and shareholders’ deficit/equity” for the actual and pro forma columns in your capitalization table. It appears this amount should be $116,877.

The Company respectfully confirms that the Staff’s calculation of “Total mezzanine equity and shareholders’ deficit/equity” for the actual and pro forma columns in the capitalization table is correct, and that the amount for both columns should be $116,877. In response to the Staff’s comment, the Company has revised the capitalization table on page 70 of the Registration Statement.

Dilution, page 70

3.	Please provide us with your calculation of net tangible book value as of December 31, 2018 totaling US$106.4 million.

The Company respectfully advises the Staff that the net tangible book value, which should be US$116.7 million, is calculated as the total consolidated assets in the amount of US$570 million, less the software recognized in “Property, equipment and software” in the amount of US$0.2 million, and less the total consolidated liabilities in the amount of US$453.1 million. In response to the Staff’s comment, the Company has revised the net tangible book value on page 71 of the Registration Statement.

Securities and Exchange Commission

April 10, 2019

Jurisdiction and Arbitration, page 180

4.

We note your response to comment 6 that the “arbitration provision in the deposit agreement applies to all claims arising out of or relating to the Company’s shares, the ADSs or the deposit agreement including any claims under the U.S. federal securities law.” Please add a risk factor addressing the impact of your arbitration provision on investors. In doing so, disclose (i) that your ADS holders will not be deemed to have waived your or your depositary’s compliance with U.S. federal securities laws and the rules and relation thereunder; and (ii) the basis for your belief that the provision is enforceable under federal law and the law of the State of New York.

In response to the Staff’s comment, the Company has added a risk factor on page 60 of the Registration Statement.

Exhibits

5.

In Exhibit 99.2, please have counsel revise paragraph (viii) of the “Qualifications” section. This appears to assume away counsel´s responsibility in forming the opinion. Note that counsel may not include any overly broad assumptions in the opinion. Also, please revise the opinion contained in paragraph (ii) to reflect that the statements made with respect to PRC tax laws and regulations or interpretations constitute counsel’s opinion. See Sections II.B.3.a and III.C.2. of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that the Company’s PRC counsel has revised its opinion to reflect the Staff’s comments by deleting paragraph (viii) of the “Qualifications” section and by adding that the statements made with respect to PRC tax laws and regulations or interpretations constitute its opinion in paragraph (ii). The revised opinion has been filed as Exhibit 99.2 to the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.

Chen Chen, Chief Financial Officer, Yunji Inc.

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP